06 Institutional Presentation 2Q18 Exhibit 99.4

Disclaimer This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. NO OFFER OR SOLICITATION This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed business combination transaction with Fibria Celulose S.A. (“Fibria”), Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED BUSINESS COMBINATION TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 and all other documents filed by Suzano with the SEC in connection with the proposed business combination transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br. 107

Company Overview 4 Industry Outlook 10 Competitiveness 16 Strategy 21 Operational and Financial Highlights 33 Agenda 108

1. Company Overview 109

Suzano Data from 06/30/2018 ¹ SUZB3: R$44.97| 2 Flexibility to produce either Fluff or Printing and Writing paper | 3 Last twelve months ended on 06/30/2018 | 4 In local currency With over 90 years of operations, the Company produces pulp, paper and tissue Pulp Market Pulp Eucafluff Market Cap¹ R$ 49.2 billion Total Forest Base 1.2 million ha Market Pulp Capacity² 3.6 million tonnes Paper Capacity² 1.3 million tonnes Tissue Capacity 170k ton Adjusted EBITDA³ R$ 5,712 million Net Debt R$ 9,935 million Net Debt/EBITDA4 1.7x Net Revenues R$ 11.9bi³ Consumer Goods Tissue Paper Printing & Writing (Coated and Uncoated) Paperboard 110

Corporate Governance Members of the Board are well-known in the Brazilian Corporate landscape and supported by the committees on the decision making process Board of Directors Sustainability and Strategy Committee Audit Committee Management Committee Eight members, four independent David Feffer President Dependent Claudio Thomaz Lobo Sonder Vice President Dependent Daniel Feffer Vice President Dependent Jorge Feffer Board Member Dependent Antonio de Souza Corrêa Meyer Board Member Independent Maria Priscilla Rodini Vanzetti Machado Board Member Independent Nildemar Secches Board Member Independent Rodrigo Kede de Freitas Lima Board Member Independent 111

Shareholder Structure and Stock Performance BNDES 7% Other 29% Free Float 43% Treasury 1% Mondrian 7% Average Daily Financial Volume SUZB3 (R$ million) Average Daily Trades SUZB3 Source: Bloomberg. As of November 2017, the Company's shares became part of the Novo Mercado, the highest corporate governance level of B3 (Brazilian Stock Exchange) 65% Foreign / 35% National Controlling Shareholders 56% Stock Performance- SUZB3 Base 100: (Jun/17 – Jun/18) 112 jun-17 jul-17 aug-17 sep-17 oct-17 nov-17 dec-17 jan-18 feb-18 mar-18 apr-18 may-18 jun-18

¹ Flexibility to produce either Fluff or Printing and Writing paper | ² Lignin start up in 2018 Production Capacity Suzano is the 2nd largest eucalyptus pulp producer and the 5th largest market pulp producer in the world. Suzano has also a leading position in the Paperboard and Printing & Writing segments in Brazil. Pulp Paper Integrated Market Pulp Fluff Printing & Writing Paperboard Tissue Imperatriz Mucuri Limeira Suzano Rio Verde Unit Capacity (‘000 ton) Lignin Adjacent Business Total Consumer Goods 60 260 290 450 - 1,590 1,480 400 70 - - - - 100¹ - - 250 400 350¹ 50 - - - 200 - 60 60 - - - - - 20² - - 1,060 3,540 100¹ 1,050¹ 200 170 20 Facepa - - - - - 50 - 113

Strong Forest and Industrial Competitiveness Commercial Presence Total Area1: 729k ha Planted Area2: 300k ha Average Structural Distance: 184 km States of Maranhão, Pará, Tocantins and Piauí Forest Assets Port Distribution Center Commercial Office Total Area1: 285k ha Planted Area2: 199k ha Average Structural Distance: 74 km States of Bahia, Espírito Santo and Minas Gerais Total Area1: 205k ha Planted Area2: 138k ha Average Structural Distance: 190 km State of São Paulo Forest Areas ¹ Consider own and leased area ² Consider own, leased and third-parties areas 14 states in Brazil: 8 Regional Commercial Offices 3 Regional Distribution Centers 16 Local Distribution Centers Plus commercial offices in USA, China, Switzerland and Argentina. Cerflor 1,221k ha of total area 638k ha of planted area 1 2 3 5 4 Imperatriz (State of Maranhão) Mucuri (State of Bahia) Rio Verde (State of São Paulo) Suzano (State of São Paulo) Limeira (State of São Paulo) 1 2 3 4 5 Facepa (State of Pará and Ceara) 6 Production Plants 6 6 114

2. Industry Outlook 115

Pulp Industry Total Fiber Consumption1 Recycled Virgin Fiber Non-wood, Mechanical Pulp and Integrated Pulp Market Pulp 427 245 182 118 64 Fiber Consumption (million tons) 1 Excludes Dissolving Pulp and Fluff. Source: Poyry (2017), Hawkins Wright (Dec/2017) and internal analysis ² Pulp and Paper Products Council (PPPC) – Special Research Note Chemical Market Pulp Demand Forecast 2018 – 2022 as of March 2018 Global Hardwood and Softwood Demand by Region² (million tons) 6

Pulp Demand Growth

Hardwood Pulp[1]
(million tons)



+1.0/y
+1.5/y
+1.7/y
22.4
30.8
32.2
33.9
2006
2015
2016
2017

Softwood Pulp[1]
(million tons)



+0.2/y
+0.8/y
+0.6/y
22.1
24.3
25.1
25.7
2006
2015
2016
2017

BEKP[2]
(million tons)



+1.2/y
+1.8/y
+0.6/y
11.1
21.6
23.4
24.0
2006
2015
2016
2017

[1] Pulp and Paper Products Council (PPPC) – Special Research Note Chemical Market Pulp Demand Forecast 2018 – 2022 as of May 2018
[2] Data from September/2017 (PPPC). BEKP: Bleached Eucaliptus Kraft Pulp

117

(million tons) Brazilian Companies ¹ Considers the total installed capacity as reported in the Companies’ public filings and investor relations, including of operations to be initiated Pulp Production Capacity¹ 118

Paper Demand 4 0 2 1 3 -3 -1 -2 20 40 60 80 100 Average growth of 1.3% p.a. Estimanted global demand 486MM/ton in 2030 Demand for pulp driven by tissue and paperboard consumption Share on total fiber consumption in 2016 (%) 119 Paper Consumption by Region (%) Estimated demand growth until 2030 (%p.a.) Other Packaging Paperboard Containerboard Tissue Coated Woodfree Uncoated Woodfree Coated Mechanical Newsprint Uncoated Mechanical Source: Poyry (2017)

¹Source: Forestry Industry Association (IBA). Printing & Writing¹ Paperboard¹ (thousand tons) Brazilian Paper Demand (thousand tons) 120

3. Competitiveness 21

Cash Cost CIF / Europe (US$/ton) Câmbio de R$ 3.41/US$ Fonte: Hawkins Wright (Apr/18). Pulp Competitiveness Brazil has the fastest tree growth rates in the world, the highest productivity and biggest scale positioning Brazilian producers as the lowest cost players in the world Hardwood Softwood 12

Pulp Competitiveness

The competitiveness of the eucalyptus tree in Brazil leads to the growth compared to other fibers

Fiber volume
(million tons)


CAGR
BEKP: +5.7% p.a. | Other BHKP: -0.8% p.a.
CAGR
BEKP: +2.4% p.a. | Other BHKP: +1.5% p.a.
21 21 22 23 23 24 24 24 25 26 26 26 27 27 27
13 16 15 16 16 17 19 20 21 22 22 23 24 24 25
11 9 10 11 11 11 10 10 10 10 11 11 11 11 11
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018e 2019e 2020e 2021e
BEKP¹
Other BHKP²
BSKP³

Source: Hawkins Wright (Apr/18).

1 Bleached Eucalyptus Kraft Pulp | 2 Bleached Hardwood Kraft Pulp | 3 Bleached Softwood Kraft Pulp

123

Paper Competitiveness Suzano is an integrated paper producer leading to higher contribution margin per ton Leadership position in Printing & Writing Segment in Brazil Leadership position in Paperboard Segment Paper Market is less volatile 124 Costumer base expansion (Suzano Mais)

Tax Credits Tax loss carry forward: R$1.7 billion Total of federal tax credits to be used: R$164 million As of 06/30/2018. Federal Taxes Competitiveness Suzano's assets leads to a fiscal situation which allows low cash disbursement for income and social contribution taxes Tax Benefits 75% of income tax reduction: Maranhão unit until 2024 Bahia unit: Line 1 until 2024 | Line 2 until 2018 125

4. Strategy 126

127 3 Pillars to Maximize Returns and Reduce Volatility of Results Structural Competitiveness Adjacent Business Reshaping of the Industry Anticipated return improvement as result of cost reduction initiatives coupled with disciplined investments to achieve optimal cost Investments in adjacent businesses such as FuturaGene (biotech), Fluff, Lignin and Tissue, leveraging on Company’s current capabilities, to improve margins by offering high-value added products Transformational changes in the industry should lead to higher returns Suzano uniquely positioned to have an active role with its vertically integrated operation, stablished commercial relationships and consolidation capacity, among other opportunities

Forestry Average distance reduction and standardization and insourcing harvesting Industry Structural efficiency through retrofitting and debottlenecking Logistics Integrated logistics with synergy gains Structural Competitiveness Structural Competitiveness Maximize the return on assets and cash generation Commercial Expansion of client base (Suzano Mais) 128

Integrated production Production of jumbo rolls and final products First genetically modified clone approved by CTNBio for commercial purposes Potential to increase productivity by nearly 20% Replacement of petroleum-based chemicals Tissue Adjacent Businesses Fluff FuturaGene First company in the world to produce fluff from hardwood Flexibility to produce either fluff or printing and writing paper Adjacent Business Lignin 129

Consumer Goods Modern and integrated mills in Imperatriz and Mucuri Acquisiton of Facepa – Fábrica de Papel da Amazônia S.A. Production capacity of 170k tonnes Brands launched: Max Pure and Mimmo Complementarity of product portfolio Global Demand (million tonnes) Brazilian Demand (million tonnes) CAGR: 3% p.a. CAGR: 5% p.a. Competitiveness on production and logistics adds value to pulp Integrated production and control of more than 90% of cash cost Operational Production close to the North and Northeast markets in Brazil Logistic Fastest growing segment in Brazil, 5% p.a. in 2015 (RISI) Market Potential Structural solution for monetization of ICMS credits Tax Strategy Adjacent Business Source: RISI 130

Forecast 2025 9 High Growth Potential Tissue Consumption (million tons) Per capita consumption in Brazil lower than Latin America Demand +700 thousand ton 131 Adjacent Business

Tissue Market in Brazil Source: RISI 4 top players High Fragmentation 47% market share 132 Adjacent Business

Product Use in Plies Price/Roll Cost per use Single Ply 10 (1.0m) 100 3.3 Two-Ply 6 (1.2m) 150 3.0 Three-Ply 4 (1.2m) 200 2.6 Consumer Goods Better quality products offer more benefits to consumers. Better quality at lower cost per use. Single Ply Two-Ply Higher margin and competitiveness for Suzano 10% less for consumers Jul/Aug 2016 Sep/Oct 2016 Nov/Dec 2016 Jan/Feb 2017 Mar/Apr 2017 May/Jun 2017 Jul/Aug 2017 3 Adjacent Business

Consumer Goods Tissue Next Steps Geographic expansion in Brazil Portfolio expansion 134 Goal: Speed to market and brand investment Adjacent Business

Adjacent Business

Eucafluff

Suzano is the first Company in the world to produce fluff from hardwood

Up to 70% softwood substitution for **feminine hygiene products** and up to 30% for **diapers**

- **Dryer product[2]**
  30% less *rewet*
- **Thinner and softer[2]**
  20% less panel compressibility
- **And more comfortable[2]**
  10% more flexibility

Capacity: up to 100 k tonnes/year

Demand[1]
(million tons)


CAGR: 4% p.a.
5.8
6.0
6.9
2015
2016e
2020e

Products Breakdown[1]
(%)


Femine Hygiene Products 24%
Other 12%
Diapers 38%
Incontinence Products 26%

Source: [1] RISI | [2] IPS Testing and MTS, comparing diapers with 100% long fiber vs. Long and short fiber blends. IPS and MTS are independent US laboratories specializing in testing for major producers such as Kimberly Clark, Procter & Gamble, and retailers such as Wal Mart and the Global Nonwoven Industry Association

135

Replacement of petroleum-based chemicals from renewable source Main applications: Cement Additives Phenolic Resins Rubber Components Lignin Adjacent Business Capacity: 20k tonnes per year Capex: R$100 million Start Up: 2018 Mill: Limeira Lignin Production Process Fiber Lignin Wood Wood Chips Bleaching Pulp/ Paper Digester Evaporation Recovery Boiler Lime Kiln Lignin Chemicals Energy Black Liquor 136

Adjacent Business FuturaGene First genetically modified clone approved by CTNBio for commercial purposes Less Land Utilization Lower Forest Formation Cost Biotechnology is on the right side of Sustainability Less chemical expenditure Higher carbon sequestration 137

5. Operational and Financial Highlights 38

Pulp Segment Pulp Production (‘000 tons) Pulp Sales (‘000 tons) Pulp Revenue Breakdown 2Q18 Pulp Sales Volume per Segment 2Q18 139

Cash Cost (R$/ton) EBITDA (R$/ton) Operational Cash Flow² (R$/ton) ROIC¹ Pulp Segment 140 ¹ ROIC = (Adjusted EBITDA – Sustaining CAPEX – Tax cash account) / Capital Employed ² Operational Cash Flow = Adjusted EBITDA – Sustaining Capex | LTM: Last Twelve Month

Paper Revenue Breakdown 2Q18 Paper Segment Paper Sales (‘000 tons) Paper Production (‘000 tons) 11

Paper EBITDA (R$/ton) Operational Cash Flow² (R$/ton) ROIC¹ Paper Segment 142 ¹ ROIC = (Adjusted EBITDA – Sustaining CAPEX – Tax cash account) /Capital Employed ² Operational Cash Flow = Adjusted EBITDA – Sustaining Capex | LTM: Last Twelve Month

ROIC¹ (%) 3.22 3.61 3.32 3.24 Consolidated Results 3.21 697 1,044 967 1,009 783 Operational Cash Flow² (R$ million) Adjusted EBITDA (R$ million) Avg Europe FOEX 143 ¹ ROIC = (Adjusted EBITDA – Sustaining CAPEX – Tax cash account) / Capital Employed ² Operational Cash Flow = Adjusted EBITDA – Sustaining Capex | LTM: Last Twelve Month Avg R$/US$

COGS (R$/ton) ∆: +3.8% SG&A (R$/ton) ∆: +29.3% Higher production and sales volume Increasing utilization of own forest portfolio Reduced operational costs Higher production and sales volume increased the dilution of fixed costs Decline in the share of third party wood purchases Shorter distances between the forest and mills contributed to reduce operational costs Consolidated Results 144

Debt Leverage at an adequate level Net Debt (R$ and US$ billion) and Leverage (x) Net Debt (R$) Net Debt (US$) Net Debt/Adjusted EBITDA (R$) Net Debt/Adjusted EBITDA (US$) 145

Gross Debt: R$18 billion Net Debt / Adjusted EBITDA: 1.7x Average debt maturity of 90 months Average Cost of Debt : 4.6% p.a. (in USD) (considering market swap curve) As of 06/30/2018 Debt Profile Competitive debt profile and cost of debt Amortization (R$ million) 146

2017 0.7 1.1 1.8 0.3 0.6 1.3 Capex (R$ billion) Total 2018e 0.6 1.2 2.8 0.7 0.2 - - 6M18 Capital Discipline Sustaining Structural Competitiveness and Adjacent Businesses Acquisition of land and forests Acquisition of Facepa 147 0.3 0.3

Dívida Líquida / EBITDA Aj. UDM 1 Last twelve months ending on 06/30/2018 in R$. ² Last twelve months ending on 03/31/2018 in US$. Rating   Klabin CMPC Arauco Fibria Suzano Standard & Poors BB+ BBB- BBB- BBB- BBB- Moody's - Baa3 Baa3 Ba1 Ba1 Fitch Ratings BB+ BBB BBB BBB- BBB- BB+ BB/ BB- BB+/BB BB+/BBB- BBB-/BBB- BBB/BBB BB+/BB+ BB- /BB 2010 2012 2015 2017 Soberano S&P / Fitch BBB-/BBB- BB- /BB- 2018 Fitch Ratings and Standard & Poors upgraded the Company rating to Investment Grade Suzano´s Ratings Evolution 148

Bonds     jun/17 mar/18 jun/18 2021 Price (USD) 106.17 105.27 103.46 Yield 3.99% 3.87% 4.42% 2026 Price (USD) 103.4 104.84 101.54 Yield 5.27% 5.03% 5.51% 2047 Price (USD) 101.17 113.25 102.93 Yield 6.91% 6.03% 6.77% 2021 Principal Amount US$ 189,630,000 (original amount: US$ 650,000,000) Duration 10 years Coupon 5.9% Issuance Price 6.1% Principal Amount US$ 500,000,000 + US$ 200,000,000 (Re-Tap) Duration 10 years Coupon 5.8% Issuance Price 5.875% | 4.625% (Re-Tap) 2026 2047 Principal Amount US$ 300,000,000 + US$ 200,000,000 (Re-Tap) Duration 30 years Coupon 7.0% Issuance Price 7.375% | 6.300% (Re-Tap) 149

Investor Relations 2018 www.suzano.com.br/ir ri@suzano.com.br 150